16003022

SEC
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Section

FEB 19 2016

Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67952

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mainline West Municipal Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 17th Street, Suite 1500
(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Caselli (720) 536-3396
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JG 2/19/16

OATH OR AFFIRMATION

I, Anthony Caselli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mainline West Municipal Securities LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

DANIELLE MESTER
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20144017345
MY COMMISSION EXPIRES APRIL 23, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAINLINE WEST MUNICIPAL SECURITIES LLC

TABLE OF CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members of
Mainline West Municipal Securities LLC

We have audited the accompanying statement of financial condition of Mainline West Municipal Securities LLC (the "Company") as of December 31, 2015 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of the Company as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 10, 2016

Member of msi Global Alliance
Independent Legal & Accounting Firms

MAINLINE WEST MUNICIPAL SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$	245,924
Cash and cash equivalents at clearing broker		188,434
Securities owned, at fair value (Notes 1 and 3)		12,949,913
Due from affiliate (Note 5)		117,209
Deposit with clearing broker		101,038
Interest receivable		497
Other assets		2,964
	$	**13,605,979**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Due to clearing broker	$	10,416,018
Accrued bonuses		300,000
Due to affiliates (Note 5)		182,091
Accounts payable and accrued expenses		44,232
Total liabilities		10,942,341
COMMITMENTS AND CONTINGENCIES (Notes 4, 5 and 6)		
MEMBERS' EQUITY (Notes 1 and 2)		2,663,638
	$	**13,605,979**

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and business

Mainline West Municipal Securities LLC (the "Company") was formed on February 20, 2008, pursuant to the laws of the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. The Company's broker-dealer license became effective December 3, 2008. The Company is engaged in the general retail securities business and deals primarily in municipal securities which it buys and sells on behalf of its customers on a fully disclosed basis, and also for its own account in its proprietary trading activities.

Clearing Agreement

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Securities Valuation and Revenue Recognition

The Company records proprietary transactions, trading profits and related expenses on a trade-date basis.

The Company values its securities in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Valuation and Revenue Recognition *(continued)*

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The fair value of municipal bonds is estimated using recently executed transactions and market price quotations. Municipal bonds are generally categorized in Level 2 of the fair value hierarchy (see Note 3).

The Company accounts for interest income and consulting revenue on the accrual basis.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

Income Taxes

The Company is recognized as a limited liability company by the Internal Revenue Service. Accordingly, the Company's members are liable for federal and state income taxes on their respective tax returns.

Although the Company is not a taxable entity, it must file income tax returns and take tax positions that are passed through to its members. The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and files and income tax return in the state of Colorado. The Company is not subject to income tax return examinations by major taxing authorities for years before 2012. No interest expense or penalties have been recognized as of and for the year ended December 31, 2015

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all money market accounts held at their clearing broker to be cash equivalents.

Profit and Loss Allocations

Profits and losses from operations are allocated to members based on the Operating Agreement of the Company. The Operating Agreement of the Company generally provides for this allocation to be made in proportion to the number of units held by the respective members at the end of each calendar month.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2015, the Company had net capital and net capital requirements of $1,541,190 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.34 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's assets measured at fair value as of December 31, 2015:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balances as of December 31, 2015
Assets:				
Municipal bonds	$ -	$ 12,941,272	$ -	$ 12,941,272
Futures contracts	8,641	-	-	8,641
Total	**$ 8,641**	**$ 12,941,272**	**$ -**	**$ 12,949,913**

The Company did not have any significant transfers between Level 1 and Level 2 during the year ended December 31, 2015.

The Company has adopted the provisions of Accounting Standards Codification 815-Derivatives and Hedging, which require presentation of qualitative disclosures about objectives and strategies for using derivatives, qualitative disclosures about fair value amounts and gains and losses on derivatives.

The Effect of Derivative Instruments on the Statement of Financial Condition

Derivatives not Accounted for as Hedging Instruments	Statement of Financial Condition Location	Fair Value December 31, 2015
Futures contracts	Securities owned, at fair value	$ 8,641

The Effect of Derivative Instruments on the Statement of Operations

Derivatives not Accounted for as Hedging Instruments	Location of Gain on Derivatives Recognized in Income	Year Ended December 31, 2015
Futures contracts	Trading income, net	$ 2,630

NOTE 3 - FAIR VALUE MEASUREMENTS (concluded)

Offsetting of Financial Assets and Derivative Assets

Description	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Recognized Assets Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition: Financial Instruments	Gross Amounts Not Offset in the Statement of Financial Condition: Collateral Received	Net Amount
Futures contracts	$ 8,641	$ -	$ 8,641	$ 8,641	$ -	$ 8,641

Cash held at the broker where the futures contracts are held amounted to $64,510 as of December 31, 2015. This was in excess of the required collateral for the open futures contracts of $34,800.

NOTE 4 - COMMITMENTS

An affiliate of the Company leases office space from unrelated parties under a non-cancelable operating lease expiring in 2020. The Company is not a party to the lease except to the extent of its expense sharing agreement with the affiliate. The total rent is allocated between the Company and the affiliate. Future minimum rental commitments under the affiliate's lease are approximately as follows:

Total rental expense, including the lease referred to above, is included in occupancy costs and totaled $55,300 for the year ended December 31, 2015.

Year	Amount
2016	$ 50,671
2017	50,671
2018	50,671
2019	50,671
2020	29,558
Total	$ 232,242

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company shares offices with an entity affiliated through common ownership (the "Affiliate"). The Company has an expense sharing agreement (the "Agreement") with the Affiliate. Under the Agreement, the Company and the Affiliate share common expenses such as rent, compensation, equipment and other operating expenses based on efforts expended for each entity. As of December 31, 2015, the Company had a payable to the Affiliate in the amount of $17,163 related to net expenses paid by the Affiliate on behalf of the Company.

NOTE 5 - RELATED PARTY TRANSACTIONS (concluded)

The Company has a payable to one of its members in the amount of $164,928 relating primarily to interest collected on bonds contributed as capital by such members.

A registered rep of the Company has an outstanding promissory note from the Company of $117,209. The note is forgivable in periodic increments over a four year service period. The note does not accrue interest except in the event of default.

The Company receives $133,333 per annum for execution services performed for the Affiliate.

NOTE 6 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the Company's trading activities, the Company purchases and sells securities for its own account and may incur losses if the market value of these securities decline subsequent to December 31, 2015. Further, the Company trades on margin and may be required to post additional collateral should the market values of the Company's inventory positions decline.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable and deposit from this clearing broker could be subject to forfeiture. The Company also maintains its cash balance in a financial institution, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

The Company's financial instruments, including cash, cash and cash equivalents at clearing broker, due from affiliate, deposit with clearing broker, interest receivable, other assets, due to clearing broker, accounts payable and accrued expenses, accrued bonuses and due to affiliates are carried at amounts which approximate fair value. Securities owned are valued as described in Note 1.

NOTE 7 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were available to be issued. The evaluation did not result in any events that required disclosure.

MAINLINE WEST MUNICIPAL SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.